KIMBER RESOURCES INC.

INFORMATION CIRCULAR

(containing information as at November 7, 2006, unless otherwise indicated)

_______________

SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of proxies by the management of Kimber Resources Inc. (hereinafter called the “Company”) in connection with the Annual and Special General Meeting of shareholders to be held on Tuesday, December 12, 2006 and any adjournment thereof (the “Meeting”).  The solicitation will be by mail and the cost of this solicitation will be borne by the Company.

EXECUTION AND REVOCATION OF PROXIES

The execution of the proxy shall be by the shareholder or his attorney authorized in writing or, where the shareholder is a corporation, by a duly authorized officer or attorney of the corporation.  In order to be effective, completed proxies must be deposited at the office of the Company's registrar and transfer agent, Computershare Investor Services Inc., Proxy Dept., 100 University Avenue, 9th Floor, Toronto Ontario, M5J 2Y1 (Fax:  Within North America:  1-866-249-7775  Outside North America:  (416) 263-9524), and received no later than 9:30 a.m. (Vancouver time) on December 8, 2006 or, in the case of any adjournment or postponement of the Meeting, no later than 48 hours before the time of such reconvened meeting. The individuals named in the accompanying form of proxy are directors or officers of the Company. A shareholder desiring to appoint a person (who need not be a shareholder) to represent him at the Meeting, other than the persons named in the enclosed proxy, may do so by inserting the name of such other person in the blank space provided in the proxy.

A proxy may be revoked by an instrument in writing executed by the shareholder giving the same or by his attorney authorized in writing or, where the shareholder is a corporation, by a duly authorized officer, or attorney, of the corporation, and delivered either to the Company's registrar and transfer agent, Computershare Investor Services Inc., Proxy Dept., 100 University Avenue, 9th Floor, Toronto Ontario, M5J 2Y1 (Fax:  Within North America:  1-866-249-7775  Outside North America:  (416) 263-9524), at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used, or to the chairman of the Meeting on the day of the Meeting or any adjournment thereof before any vote in respect of which the proxy is to be used shall have been taken, or in any other manner provided by law.

ADVICE TO BENEFICIAL SHAREHOLDERS

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Shareholders who do not hold their shares in their own name (referred to herein as “Beneficial Shareholders”) are advised that only proxies from shareholders of record can be recognized and voted at the Meeting.

If common shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those shares will not be registered in such shareholder’s name on the records of the Company. Such shares will more likely be registered under the name of the shareholder’s broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for The Canadian Depository for Securities, which company acts as nominee for many Canadian brokerage firms). Common shares held by brokers or their nominees can only be voted (for or against resolutions) or withheld from voting upon the instructions of the Beneficial Shareholder.  Without specific instructions, brokers/nominees are prohibited from voting shares for their clients.  The directors and officers of the Company do not know for whose benefit the common shares registered in the name of CDS & Co. are held.

In accordance with National Instrument 54-101 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Information Circular and the Proxy to the clearing agencies and intermediaries for onward distribution to non-registered shareholders. Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders’ meetings unless the Beneficial Shareholders have waived the right to receive Meeting materials.  Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Shareholders in order to ensure that their common shares are voted at the Meeting.  Often the form of Proxy supplied to a Beneficial Shareholder by its brokers is identical to the form of proxy provided by the Company to the registered shareholders. However, its purpose is limited to instructing the registered shareholder how to vote on behalf of the Beneficial Shareholder; should a non-registered shareholder receiving such a form wish to vote at the Meeting, the non- registered shareholder should strike out the names of the management proxyholders named in the form and insert the non-registered shareholder’s name in the blank provided.  The majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communications Services (“ADP”).  ADP typically applies a special sticker to the proxy forms, mails those forms to the Beneficial Shareholders and asks Beneficial Shareholders to return the proxy forms to ADP.  ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of common shares to be represented at the Meeting. A Beneficial Shareholder receiving a proxy with an ADP sticker on it cannot use that proxy to vote common shares directly at the Meeting. The proxy must be returned to ADP well in advance of the Meeting in order to have those common shares voted.  All references to shareholders in this Information Circular and the accompanying form of Proxy and Notice of Meeting are to shareholders of record unless specifically stated otherwise.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as disclosed in this Information Circular, no person who has been a director or executive officer of the Company at any time since the beginning of the last financial year of the Company nor the proposed nominees for election as a directors and no associate or affiliate of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise in any of the matters to be acted upon.

VOTING OF SHARES AND EXERCISE OF DISCRETION BY PROXIES

If there is certainty of instructions in the enclosed proxy, the shares represented thereby will be voted on any poll save where there is a specification to withhold voting and, when the shareholder specifies a choice with respect to any matter, in accordance with the specification so made.  Where no choice is specified, the shares shall be voted on a poll in favour of each matter specifically described in the enclosed proxy.  The enclosed proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice of Meeting, and with respect to other matters which may properly come before the Meeting.  At the time of printing this Information Circular, the management of the Company knows of no such amendments, variations or other matters to come before the Meeting other than the matters referred to in the Notice of Meeting.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

On October 23, 2006 the Company had outstanding 47,389,522 common shares (“Shares”) without par value, each Share carrying the right to one vote.  Shareholders of record as at the close of business on October 23, 2006 (the “Record Date”) who either personally attend the Meeting or have completed and delivered a form of proxy in the manner and subject to the provisions described above will be entitled to vote at the Meeting or any adjournment or adjournments thereof.

On a show of hands, every individual who is present as a registered shareholder or as a representative of one or more corporate shareholders, or who is holding a proxy on behalf of a shareholder who is not present at the Meeting, will have one vote, and on a poll every shareholder present in person or represented by proxy and every person who is a representative of one or more corporate shareholders, will have one vote for each common share registered in his name on the register of shareholders, which is available for inspection during normal business hours at Computershare Investor Services Inc. and will be available at the Meeting.

The management of the Company have been advised by Mr. James Puplava that he and those acting jointly with him (the “Puplava Group”) beneficially own, directly or indirectly, or exercise control or direction over 4,936,100 Shares and 140,000 options pursuant to the Company’s 2002 Stock Option Plan. Before giving effect to the exercise of any stock options, they would exercise control or direction over 10.7 % of the issued and outstanding Shares. Mr. Puplava has also advised the management of the Company that he “oversees”, but does not exercise control or direction over, an additional 2,959,388 Shares owned by his clients.

On October 6, 2006 Sprott Asset Management Inc. (“Sprott”) filed a Report under Part 4 of NI 62-103 reporting that as of September 30, 2006 it exercised control or direction, on behalf of accounts fully managed by it, over 6,291,232 Shares and warrants to purchase 666,666 common shares of the Company. At that time, assuming the exercise of the warrants held by Sprott (but before giving effect to the exercise of any other outstanding warrants or stock options), they would have exercised control or direction over 14.5% of the issued and outstanding Shares. Management of the Company does not know what Sprott’s current holdings are. If Sprott’s holdings have remained unchanged (and assuming the exercise of the warrants held by Sprott, before giving effect to the exercise of any other outstanding warrants or stock options), they would continue to exercise control or direction over 14.5 % of the issued and outstanding Shares.

To the knowledge of the directors and executive officers of the Company, there are no other shareholders who beneficially own, directly or indirectly, or exercise control or direction over shares carrying more than 10% of the voting rights attached to all shares of the Company carrying the right to vote in all circumstances.

FORWARD-LOOKING STATEMENTS

This Circular contains forward-looking statements concerning the business, operations and financial performance and conditions of Kimber.

When used in this Circular, the words "believe", "anticipate", "intend", "estimate", "expect", "project" and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such words.  These forward-looking statements are based on Kimber's current expectations and are naturally subject to uncertainty and changes in circumstances that may cause actual results to differ materially from those expressed or implied by such forward-looking statements.  Factors that may cause such differences include but are not limited to economic, business, technological, competitive and regulatory factors.  Kimber is under no obligation to update or alter its forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

PARTICULARS OF MATTERS TO BE ACTED UPON

Election of Directors

Action is to be taken at the Meeting with respect to the election of two (2) directors to succeed Clifford Grandison and Luard Manning, whose terms of office expire on the day of the Meeting. The directors who are elected at the Meeting will serve until the third annual general meeting of the shareholders following their election or until their successors have been elected or appointed. Management of the Company proposes that Dr. Keith M. Barron and Mr. Stephen P. Quin be elected as directors. In addition the term of office of Dr. Leanne M. Baker, who was appointed as a seventh director on October 30, 2006, will also expire on the day of the Meeting and management proposes that she be re-elected to serve until the third annual general meeting of the shareholders following her election or until her successor has been elected or appointed.

Unless otherwise instructed, or unless the shareholder's instructions are uncertain as they relate to the election of the directors, the persons named in the enclosed form of proxy intend to vote for Dr. Barron, Mr. Quin and Dr. Baker.  All of them have consented to serve as directors if elected.

Dr. Barron is a noted geologist who has consulted for more than 20 companies on six continents. Dr. Barron is a founder and director of Aurelian Resources Inc. in Toronto where he served as Vice-President, Exploration from 2002 to 2005. For the past year he has been active in the founding and start-up of U308 Corp. in Toronto where he serves as a director and Vice-President, Exploration.

Mr. Quin is a professional geologist with 25 years of international experience in exploration and corporate development and is President and CEO of Sherwood Copper Corporation, which is in the process of constructing the Minto open pit copper/gold project in the Yukon Territory.  Mr. Quin was previously an Executive Vice President of Miramar Mining Corporation, a TSE listed junior producer and explorer focused on gold in the Canadian North.

Dr. Baker is managing director of Investor Resources LLC and a registered representative with Puplava Securities, Inc., a broker-dealer with offices in the United States.  Dr. Baker has been consulting for the mining and financial services industries since January 2002.  Prior to that, she was an equity research analyst and managing director with Salomon Smith Barney from 1990 to 2001, where she helped build a research and investment banking franchise in the metals and mining sectors.  She is a director of Agnico-Eagle Mines Ltd., Reunion Gold Corporation and US Gold Corporation.

The following table and the notes thereto state the name of each proposed director and the name of each continuing director (including the name of the individuals nominated by management for election as directors), their province/state and country of residence, the period during which they have served, when their term of office will expire and their principal occupation.

CONTINUING AND PROPOSED DIRECTORS

Name and Residence of Directors, Present Offices Held and Date of Expiry of Terms of Office	Principal Occupation	No. of Common Shares Beneficially Owned [7]
Proposed for election Leanne M. Baker California, USA A director since October 30, 2006, Dr. Baker’s term of office expires at the Meeting. If elected, Dr. Baker’s term of office will expire at the Annual General Meeting in 2009.	Managing Director of Investor Resources LLC and a registered representative with Puplava Securities, Inc. since January 2006, a consultant to companies in the mining and financial services industries since January 2002, and an equity research analyst with Salomon Smith Barney from 1990-2001.	0
Proposed for election Keith M. Barron Quito, Ecuador If elected, Dr. Barron’s term of office will expire at the Annual General Meeting in 2009.	Director of U308 Corp., a uranium exploration company, since 2005 and Vice-President, Exploration of Aurelian Resources Inc, a public exploration and development company. from 2002 to 2005 and Consultant Geologist from 2001 to 2002.	0
Continuing Director Lawrence I. Bell [8] British Columbia, Canada A director since October 30, 2006, Mr. Bell’s term of office will expire at the Annual General Meeting in 2007.	Non-Executive Chairman of the British Columbia Hydro and Power Authority and Powerex Corp. since 2001	0
Continuing director R. Dennis Bergen [1,2,4,5] British Columbia, Canada A director since December 7, 2005, Mr. Bergen’s term of office will expire at the Annual General Meeting in 2008.	Consulting Engineer since August 2006 and General Manager, Cantung Mine, NWT from June 2005 to July 2006. Prior to that he was a self-employed Mining Consultant from January 2004 to June 2005 and Vice President, Operations Wheaton River Minerals Ltd., a public mining company, from May 1997 to December 2003.	0
Continuing director Robert V. Longe [3] British Columbia, Canada President and Chief Executive Officer of the Company A director since May 19, 1995, Mr. Longe’s term of office will expire at the Annual General Meeting in 2007.	President and Chief Executive Officer of the Company.	1,549,525
Proposed for election Stephen P. Quin British Columbia, Canada If elected, Mr. Quin’s term of office will expire at the Annual General Meeting in 2009.	President and Chief Executive Officer of Sherwood Copper Corporation, a public company constructing an open pit copper-gold project in the Yukon Territory, since September 2005 and previously Executive Vice President of Miramar Mining Corp. from 1986 to 2005	0
Continuing director James J. Puplava [3] San Diego, California A director since May 28, 2004, Mr. Puplava’s term of office will expire at the Annual General Meeting in 2009	President, Puplava Financial Services Inc. (financial advisory firm wholly-owned by Mr. Puplava and his spouse) since 1985	4,936,100 [6]

1 Member of the Audit Committee.

2 Member of the Compensation Committee.

3 Member of the Corporate Governance Committee.

4 Member of the Nominating Committee

5 Member of the Independent Committee

6 See “VOTING SHARES AND PRINCIPAL HOLDERS THEREOF”.

7 Information as to Shares beneficially owned, directly or indirectly, not being within the knowledge of the Company, has been furnished by the respective directors and nominees individually.

8 Mr. Bell was a director of Pegasus Gold Inc. when it filed for bankruptcy in 1998.

The Company does not have an Executive Committee.

Appointment of Auditors

Shareholders will be asked to vote for the re-appointment of D&H Group LLP, Chartered Accountants, as auditors of the Company. D&H Group LLP, Chartered Accountants, were appointed auditors of the Company on January 29, 2004.

Under the Company’s Articles, the Board has the authority to fix the auditors’ remuneration.

OTHER BUSINESS

Management is not aware that any matters will be brought before the Meeting other than those set forth in the Notice of Meeting.  If other matters are properly brought before the Meeting, it is the intention of the persons named in the enclosed proxy to vote the proxy on such matters in accordance with their best judgment.  Execution of the enclosed proxy shall not be construed as either approval or disapproval of any of the reports or financial statements referred to in Item 1 of the Notice of Meeting.

EXECUTIVE COMPENSATION

Summary Compensation Table

Pursuant to the provisions of NI 51-102F6, the following table sets forth information concerning the total compensation during the financial years ended June 30, 2006, 2005 and 2004 of the Company’s President and Chief Executive Officer, Chief Financial Officer and Vice President and Secretary (the “Named Executive Officers”). There were no other executive officers of the Company whose total salary and bonus exceeded $150,000 during the financial years ended June 30, 2006, 2005 and 2004 for services rendered to the Company or its subsidiaries.

SUMMARY COMPENSATION TABLE

Named Executive Officer Name and Principal Position	Year[1]	Annual Compensation			Long Term Compensation			All Other Compensation ($)
		Salary ($)	Bonus ($)	Other Annual Compen-sation [2] ($)
					Securities Under Options/ SARs Granted (#)	Shares or Units Subject to resale restrictions ($)	LTIP Payouts ($)
Robert V. Longe President and Chief Executive Officer	2006 2005 2004	153,756 136,848 98,499	nil nil nil	nil nil nil	50,000 110,000 100,000	nil nil nil	nil nil nil	nil nil nil
Peter de Visser Former Chief Financial Officer [4]	2006 2005 2004	34,500 31,500 13,750	nil nil nil	nil nil nil	10,000 50,000	nil nil nil	nil nil nil	nil 10,210[3] 9,850[3]
Michael E. Hoole Vice President and Secretary former Chief Financial Officer [5]	2006 2005 2004	153,756 129,641 96,501	nil nil nil	nil nil nil	50,000 100,000 100,000	nil nil nil	nil nil nil	nil nil nil

1    “Year” means a 12 month period ending June 30 of the year indicated.

2  The aggregate amount of all perquisites and other personal benefits, securities or property paid or distributed to each Named Executive Officer named in this table is less than $50,000 and 10% of the total annual salary and bonus for such Named Executive Officer.

3  Fees paid to DE VISSER GRAY, auditor for the Company until January 14, 2004, for auditing services. Mr. de Visser is a senior partner in the firm. DE VISSER GRAY resigned as auditor of the Company prior to Mr. de Visser’s appointment as Chief Financial Officer effective January 14, 2004.

4   Mr. de Visser was Chief Financial Officer of the Company on a part time basis until July 18, 2006, when Mr. Gordon Cummings was appointed as the full time Chief Financial Officer of the Company.

5   Mr. Hoole acted as Chief Financial Officer of the Company until January 14, 2004, when Mr. de Visser’s appointment as Chief Financial Officer became effective.

Long Term Incentive Plans (LTIP)

“Long-term incentive plan” or “LTIP” means any plan providing compensation intended to motivate performance over a period greater than one financial year, but does not include option or SAR plans or plans for compensation through shares or units that are subject to restrictions on resale. The Company has no long term incentive plans in place and therefore no awards were made during the financial year ended June 30, 2006.

Options and Stock Appreciation Rights (SARs)

During the financial year ended June 30, 2006, no stock options or freestanding stock option appreciation rights were granted by the Company or its subsidiaries to any Named Executive Officer, except as disclosed in the following table:

OPTIONS/SAR GRANTS DURING THE MOST RECENTLY

COMPLETED FINANCIAL YEAR.

Named Executive Officer Name	Securities, Under Options/SARs Granted (#) [1]	Per cent of Total Options/SARs Granted to Employees in Financial Year [2]	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security)	Expiration Date
Robert V. Longe	50,000	15.29%	$1.65	$1.65	Sept. 19, 2010
Peter de Visser	7,000	2.14%	$1.65	$1.65	Dec. 7, 2010
Michael E. Hoole	50,000	15.29%	$1.65	$1.65	Sept. 19, 2010

1    The Company granted the options to purchase the underlying common shares of the Company.

2     The percentage disclosed is the percentage of the total options granted to employees and officers only and does not include options granted to directors and on-going consultants of the Company

AGGREGATED OPTION/SAR EXERCISES DURING THE MOST RECENTLY

COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR-END OPTION/SAR VALUES

Named Executive Officer Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Option/SARs at FY-End (#) Exercisable/ Unexercisable	Value of Unexercised in-the-Money Options/SARs at FY-End ($) Exercisable/ Unexercisable
Robert V. Longe	nil	nil	523,333/16,667	$740,433/$11,667
Peter de Visser	nil	nil	64,666/2,334	$22,466/$1,634
Michael E. Hoole	nil	nil	513,333/16,667	$738,333/$11,667

Pension Plans

The Company and its subsidiaries do not have any pension arrangements in place for any of its executive officers.

Termination of Employment, Change in Responsibilities and Employment Contracts

The Company has entered into a Change of Control Agreement with Mr. Longe and a Change of Control Agreement with Mr. Hoole, both dated as of January 13, 2004. The Change of Control Agreements provide for payment to the named executive officer of up to 36 months salary, plus the costs to the Company of the benefits provided by the Company to him, in the event of his resignation after a material adverse change in his duties, responsibilities or terms of employment occurring within 12 months following a change in control of the Company or his dismissal by the Company without cause within two (2) years following a change in control of the Company.

Composition of the Compensation Committee

Until November 10, 2005 the Compensation Committee of the Board of Directors consisted of three (3) members, Luard J. Manning, Clifford A. Grandison and Michael E. Hoole (Vice President and Secretary of the Company).  To meet the requirements of the American Stock Exchange in connection with the Company’s application for listing on the American Stock Exchange Mr. Hoole, a member of management and not independent, resigned as a member of the Compensation Committee on November 10, 2005. On December 7, 2005, following the Annual General Meeting, the composition of the Committee was changed and Messrs. Dennis Bergen and Luard Manning were appointed as the Compensation Committee.

Report on Executive Compensation

The directors view the creation of shareholder value as the primary objective of the Company. In order to create shareholder value the Compensation Committee believes that it is important that the interests of the executive officers and the employees of the Company be linked to the interests of the shareholders as a whole.

To date, the compensation provided to the executive officers, including the Chief Executive Officer, has been limited to the payment of monthly salaries and the granting of stock options. The Compensation Committee reviews market data from time to time, and in particular the compensation data for companies of similar size and stage of development in the mineral exploration and development industry and considers the recommendations of management before making recommendations to the Board for executive officers salaries.  The recommendations of the Committee are based upon what it believes are competitive and appropriate salary levels taking into account the need to provide incentive and compensation for the time and effort expended. The Committee has not established performance related targets on which to base compensation.

With respect to stock options, the Committee, based upon the representations of management, has recommended that options be granted to all levels of employees and on-going consultants as an incentive such that their interests are aligned with that of the shareholders as a whole. The level of stock options to be granted to each individual, including the executive officers, has been determined based upon an assessment of comparative market data, responsibilities and contributions to the Company.  In addition, the Committee has taken into account the total number of options available to be granted pursuant to the Kimber Resources Inc. 2002 Stock Option Plan when determining what it believes is a reasonable total number of stock options to be granted at any time.

The role of the Compensation Committee is to develop an executive compensation program that is designed to provide reasonable compensation to the executive officers for their efforts in the context of the market for their services and the financial strengths of the Company and to make recommendations to the Board of Directors. In addition to the factors set forth above, the Compensation Committee to date has recommended the salary levels and grants of options based upon its assessment of the Company’s financial situation and ability to pay. The Compensation Committee recognizes the need to develop an overall compensation strategy for retaining and recruiting executive officers. Given the current high demand for experienced executives in the mining business, this will be a priority for the coming year.

Luard J. Manning, Chairman (an independent director)

Dennis Bergen (an independent director)

Performance Graph

The following graph compares the yearly percentage change in the cumulative total shareholder return for Cdn$100 invested in Shares of the Company on July 16, 2002, the date on which the Shares of the Company commenced trading on the TSX Venture Exchange, against the cumulative total return of the S&P/TSX Composite Index. The Company has not paid any dividends.

	July 16, 2002	June 30, 2003	June 30, 2004	June 30, 2005	June 30, 2006	Oct. 26 , 2006
Kimber Resources Inc.	100	110	400	330	587	552
S&P/TSX Composite Index	100	106	132	156	183	219

Compensation of Directors

Until January 1, 2006 the non-executive directors of the Company in their capacity as directors were paid an annual retainer of $2000 and an honorarium of $500 for each directors and committee meeting attended.  Effective on January 1, 2006 the compensation to the non-executive directors of the Company in their capacity as directors was increased to an annual retainer of $10,000 and an honorarium of $600 for each directors and committee meeting attended in person and $300 for each meeting attended by conference telephone.  Directors who are officers of the Company do not receive compensation in respect to their role as directors.  The total amounts earned by each of the non-executive directors during the financial year ended June 30, 2006 for their services as directors were as follows:

Name	Total Amounts Earned
R. Dennis Bergen (director since Dec. 7, 2005)	$16,400
Clifford A. Grandison	$21,200
J. John Kalmet (director until Dec. 7, 2005)	$4,000
Luard J. Manning	$21,700
James J. Puplava	$14,600

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table discloses prescribed information as of the end of the financial year ended June 30, 2006, for each category of compensation plan set out in the table:

EQUITY COMPENSATION PLAN INFORMATION

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights disclosed in column (a) (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	3,402,800	$1.21	1,002,613
Equity compensation plans not approved by security holders	nil	nil	nil
Total	3,402,800	$1.21	1,002,613

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

The following table discloses aggregate indebtedness outstanding as at October 31, 2006 in connection with any purchase of securities of the Company and all other indebtedness:

AGGREGATE INDEBTEDNESS ($)

Purpose	To the Company or its Subsidiaries	To Another Entity
(a)	(b)	(c)
Share purchases	nil	nil
Other	nil	nil

1 See the next table for details.

No director, executive officer or any associate of any such individual is, or has been at any time during financial year ended June 30, 2006 indebted to the Company or its subsidiaries nor, at any time since the beginning of the financial year ended June 30, 2006, has any indebtedness of any such person been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or its subsidiaries, except as follows:

TABLE OF INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

UNDER (1) SECURITIES PURCHASE AND (2) OTHER PROGRAMS

Name and Principal Position	Involvement of Issuer or Subsidiaries	Largest Amount Outstanding During the Financial Year Ended June 30, 2006 ($)	Amount Outstanding as of November 7, 2006 ($)	Financially Assisted Securities Purchases During Last Completed Financial Year (#)	Security for Indebtedness	Amount Forgiven During Financial Year Ended June 30, 2006
(a)	(b)	(c)	(d)	(e)	(f)	(g)
Securities Purchase Programs
n/a	n/a	n/a	n/a	n/a	n/a	n/a
Other Programs
Alan D. Hitchborn, former Vice-President, Development	The Company is the lender	$16,702	$0	nil	nil	nil

The loans reflected in the above table relate to payment of employee statutory salary deductions remitted on behalf of Mr. Hitchborn.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as set out below or elsewhere in this Information Circular, no informed person of the Company, proposed nominee for election as a Director of the Company or any associate or affiliate of any such informed person or nominee has any material interest, direct or indirect, in any material transaction in which the Company has participated since the commencement of the Company’s financial year ended June 30, 2006 or in any proposed transaction which has materially affected or would materially affect the Company or its subsidiaries.

On March 1, 2006 the Company closed brokered and non-brokered private placements of a total of 7,047,500 common shares at a price of $2.00 for gross proceeds of $14,095,000. Puplava Securities Inc. ("PSI") of San Diego, California acted as agent for the U.S. brokered private placement and Dr. Leanne Baker, Managing Director of Investor Resources LLC, acted as a consultant in the United States. The Company paid cash commissions of 5.5% on the U.S. brokered placements to PSI. Neither Mr. James Puplava, a Director and major shareholder of the Company, and a principal of PSI, nor Dr. Baker acquired shares through the placement. The non-brokered private placement was to institutional and accredited investors in Canada and offshore. The total commissions and finder's fees paid on both the brokered and non-brokered placements was $428,725 and of that amount cash commissions and finder’s fees of $234,850 were paid by the Company to PSI.  The Company paid consulting fees of US$15,198 to Investor Resources LLC, of which Dr. Baker is a principal.  No warrants were issued to investors or agents in connection with the offering.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Canadian Securities Administrators and the Toronto Stock Exchange have issued a series of guidelines for effective corporate governance and require that all listed Canadian companies disclose their approach to corporate governance.

The Company’s Board of Directors and senior management regard good corporate governance as fundamental to the effective and efficient operation of the Company. National Instrument 58-101 requires the Company to make disclosure of its corporate governance practices as they relate to the Corporate Governance Guidelines set out in National Policy 58-201. The Company’s corporate governance practices are set forth in Schedule “A” to this Information Circular.

The Guidelines deal with, among other things, the makeup and independence of corporate boards. An independent director under the guidelines in all jurisdictions other than British Columbia is a director who has no direct or indirect material relationship with the Company. A material relationship means any relationship which could in the view of the Company’s Board of Directors reasonably interfere with the exercise of the directors’ independent judgement. In British Columbia a director is independent if a reasonable person with knowledge of all the relevant circumstances would conclude that the director is independent of management of the Company and of any significant holder of the Company’s Shares. On the basis of these definitions, three (3) of the Company’s seven (7) directors are not independent directors. Messrs. Lawrence Bell, Dennis Bergen, Clifford Grandison and Luard Manning are independent directors. Mr. Quin and Dr. Barron ,if elected, would be considered independent directors. Dr. Baker, having earned compensation in respect to the private placement of securities which closed on March 1, 2006 would not be regarded as independent.  Mr. Robert Longe, the President and CEO of the Company, is an officer of the Company and as such is regarded as a “non-independent” director. Mr. Michael Hoole, the Vice President and Secretary of the Company, is an officer of the Company and as such while a director was regarded as a “non-independent” director. Mr. James Puplava, as the holder of more than 10% of the outstanding Shares is regarded in British Columbia as a “non-independent” director.  Further, pursuant to the rules of the American Stock Exchange neither Mr. Puplava nor Dr. Baker, if elected, are regarded as independent by virtue of having earned compensation in respect to the private placement of securities which closed on March 1, 2006

ADDITIONAL INFORMATION

Additional information relating to the Company is available on the SEDAR website at www.sedar.com.  Financial information is provided in the Company’s comparative financial statements and management discussion and analysis included in the Annual Report accompanying this Information Circular.

If you require further information please contact the undersigned at:

 North American Toll Free Number 1-866-824-1100

Dated this 9th day of November, 2006 at Vancouver, British Columbia.

By Order of the Board

    “M. E. Hoole”

Michael E. Hoole

Vice President and Secretary

SCHEDULE “A”

Form 58-101F1

CORPORATE GOVERNANCE DISCLOSURE

	REQUIREMENT	COMMENTS
1.

Disclose whether or not the majority of the directors are independent. If a majority of directors are not independent, describe what the board of directors (the “board”) does to facilitate its exercise of independent judgment in carrying out its responsibilities.

Four of the current seven directors are independent (namely, Messrs. Lawrence Bell, Dennis Bergen, Clifford A. Grandison and Luard J. Manning). Two other directors, Mr. James Puplava and Dr. Leanne M. Baker, are not independent pursuant to the rules of the American Stock Exchange. Messrs. Robert V. Longe and Michael Hoole (a director until October 30, 2006), being an executive officers of the Company, are regarded as not being independent.  All directors have an obligation to act honestly and in good faith with a view to the best interest of the Company and (except in circumstances where they have a conflict of interests, in which case they declare their interest and abstain from voting) they bring their independent judgement to bear in making decisions.

2.	Disclose if any of the directors are directors of any other reporting issuer (or an issuer with equivalent status) and name the other issuer.

Keith M. Barron is a director of:

   1. Aurelian Resources Inc.

   2. U308 Corp. (in the process of going public)

 Leanne M. Baker is a director of:

   1. Agnico-Eagle Mines Ltd.

   2. Reunion Gold Corp.

   3. U.S. Gold Corporation

Lawrence I. Bell is a director of:

   1. B.C. Hydro

   2. Goldcorp Inc.

   3. Silver Wheaton Corp.

   4. International Forest Products Ltd.

   5. Miramar Mining Corp.

   6. Hardwoods Distributions Income Fund

Clifford Grandison is director of Skyline Gold Corp

Luard J. Manning is a director of:

   1. Cusac Gold Mines Ltd.

   2. Strikewell Energy Corp.

   3. Discovery PGM Exploration Ltd.

   4. Highbank Resources Ltd.

   5. Verona Development Corp.

Stephen P. Quin is a director of:

   1. Mercator Minerals Ltd.

   2. Rare Element Resources Ltd.

   3. American Gold Capital Corporation

   4. Maximus Ventures Ltd.

3.	Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance.

The independent directors have held scheduled meetings at the end of some of the board meetings and have held meetings at other times at which non-independent directors and members of management are not in attendance. To management’s knowledge since the beginning of the Company’s financial year ended June 30, 2006 the directors have held three meetings at which members of management have not been present.

4.

Disclose whether or not the chair of the board is an independent director. If the board has neither a chair that is independent nor a lead director that is independent, describe what the board does to provide leadership for its independent directors.

The Company does not have a board chair or a lead director. At the present time, the President and CEO of the Company acts as chair of the board meetings. The Company recognizes the need to have an independent Chair and with the restructuring of the Board of Directors will take steps to appoint an independent Chair.

5.	Disclose the attendance record of each director for all board meetings held since the beginning of the Company's most recently completed financial year

The Company has held 19 board meetings since the beginning of the Company’s most recently completed financial year.  Mr. Bergen has attended 12 of those meetings (all but 2 since being elected on December 7, 2005), Mr. Grandison has attended 16 of those meetings, Mr. Hoole has attended all of the meetings, Mr. Longe has attended 18 of the meetings, Mr. Manning has attended all of the meetings, and Mr. Puplava has attended 15 of the meetings.  As Mr. Bell and Dr. Baker were only appointed as directors on October 30, 2006 they have not attended any board meetings.

6.	Disclose the text of the board's written mandate. If the board does not have a written mandate, describe how the board delineates its role and responsibilities.

The board has not adopted a written mandate as of the date of the attached Information Circular; however the board recognizes its responsibility for the stewardship of the Company and has resolved to develop a written mandate.

7.

Disclose whether or not the board has developed written position descriptions for the chair and the chair of each board committee. If the board has not developed written position descriptions for the chair and/or the chair of each board committee, briefly describe how the board delineates the role and responsibilities of each such position.

The board is in the process of developing written position description for the chair of the board and for the chair of each board committee. In virtually all cases, the role of such person is self-evident, however it is intended that the chair of each committee will provide leadership to the committee and will be responsible for reporting to the board as a whole.

8.

Disclose whether or not the board and CEO have developed a written position description for the CEO. If the board and CEO have not developed such a position description, briefly describe how the board delineates the role and responsibilities of the CEO.

The board and the CEO are in the process of developing a written position description. At present, the CEO has direct responsibility and accountability for the day to day management of the affairs of the Company, while taking instructions from the board on the overall direction and policies of the Company.

9.

Describe briefly the measures the board takes to orient new directors regarding:

(i) the role of the board, its committees and its directors, and

(ii) the nature and operation of the issuer's business.

A new director will spend time with the CEO and the Secretary of the Company who will acquaint the new director with the role of the board, its committees and the directors. The Company’s is developing a proposed Board Manual which will be given to each director and will set out all information necessary to provide the directors with appropriate background and governance information.

In respect to the operations of the Company, the directors have an opportunity to meet with members of senior management at all times to discuss the nature and operations of the Company’s business, but directors recognize that individual directors have no direct authority over management except when it has been conferred by the board.

10	Briefly describe what measures, if any, the board takes to provide continuing education for its directors.

The Secretary of the Company alerts the directors to continuing education programs that he believes might be appropriate for the directors and the Company is prepared to pay, and has paid, the cost of any courses taken by the directors to further their knowledge and expertise as corporate directors.

11

Disclose whether or not the board has adopted a written code for the directors, officers and employees and:

(i) disclose how a person or company may obtain a copy of the code;

(ii) describe how the board monitors compliance with its code, or if the board does not monitor compliance, explain whether and how the board satisfies itself regarding compliance with its code; and

(iii) provide a cross-reference to any material change report filed since the beginning of the Company's most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

The board has adopted a Code of Conduct subtitled “A Commitment to Ethical Business Conduct”, a copy of which Code of Conduct is attached as Exhibit 1.

A copy of the Code of Conduct is available on the Company’s website at www.kimberresources.com.

The board relies upon the integrity of the Company’s directors, officers and employees to comply with the Code of Conduct and the directors will take action where any breach of the code is brought to their attention.

There have been no material change reports filed since the beginning of the Company's most recently completed financial year that pertain to any conduct of a director or executive officer that constitutes a departure from the code.

The Board of Directors of Kimber Resources Inc. is pleased to advise that it has received the report and recommendations of the Independent Committee.  The report concluded that no corporate action is required, beyond a number of specific internal steps that were recommended to be undertaken by the Board of Directors.

The factual investigation and legal analysis of the allegations was carried out by Special Counsel, Gerald W. Ghikas, Q.C. of Borden Ladner Gervais LLP, under the direction of Independent Committee members Dennis Bergen and Cliff Grandison.

The Board of Directors will review and implement as necessary the recommendations of the Independent Committee concerning a review of certain corporate policies, a review of Directors’ responsibilities, and improved communication between Board members and management.

12

Describe any steps the board takes to ensure directors exercise independent judgement in considering transactions and agreements in respect of which a director or executive officer has a material interest

Where a director or executive officer has a material interest in a transaction or agreement being considered, that individual is expected to declare that interest and abstain from voting in respect to the matter.

13	Describe any other steps the board takes to encourage or promote a culture of ethical business conduct.

The board as a whole, and the members of the board individually, all expect that each and every person acting on behalf of the Company will act in accordance with the law and in an ethical matter. Management of the Company has attempted to build an image of conservative integrity in all of its dealings.

14	Describe the process by which the board identifies new candidates for board nomination.

Individual members of the board from time to time identify potential candidates for nomination to the board. In addition, members of management also identify, from time to time, individuals who may be possible candidates for nomination. Management or members of the board who know the particular individual will make contact with the person to discuss the possibility of joining the board.  Before any decision is made on a proposed individual for nomination to the board, the person is reviewed by all of the board, sitting as the Nominating Committee.

15

Disclose whether or not the board has a nominating committee composed entirely of independent directors. If the board does not have a nominating committee composed of independent directors, describe what steps the board takes to encourage an objective nomination process.

The board has established a Nominating Committee composed, as of October 29, 2006, of independent directors.
16	Describe the responsibilities, powers and operation of the Nominating Committee

The Nominating Committee meets at least once a year to consider nominations for election to the board. From time to time during the year, if necessary, the Nominating Committee will meet for the consideration of the names of potential candidates. Generally, management is charged with the responsibility of interviewing and discussing membership on the board of directors, except where an individual director personally knows the suggested candidate

17	Describe the process by which the board determines the compensation for the Company’s directors and officers

The Company has a Compensation Committee which is responsible for considering and recommending to the board the compensation of the Company’s directors and officers.  Management is responsible for providing to the Compensation Committee data on comparable compensation levels for other companies in the junior exploration and development business and to make recommendations for compensation for directors and officers. The Compensation Committee gives consideration to those recommendations and makes its own recommendations to the board.

There is currently an understanding that the compensation provided to the President and CEO and the Vice President and Secretary of the Company will be the same. Ultimately the decision on compensation for the directors and officers is decided by the board as a whole.

18

Disclose whether or not the board has a Compensation Committee composed entirely of independent directors. If the board does not have a compensation committee composed entirely of independent directors, describe what steps the board takes to ensure an objective process for determining such compensation.

The board has a Compensation Committee composed of two independent directors (Mr. Luard Manning, Chair, and Mr. Dennis Bergen).
19	If the board has a compensation committee, describe the responsibilities, powers and operations of the Compensation Committee	The mandate of the Compensation Committee is attached as Exhibit 2.
20

If a compensation consultant or advisor has, at any time since the beginning of the Company’s most recently completed financial year, been retained to assist in determining compensation for any of the Company’s directors and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained. If the consultant or advisor has been retained to perform any other work for the Company, state that fact and briefly describe the nature of the work.

No consultant or advisor has been retained for such purposes.
21	If the board has standing committees other than the audit, compensation and nominating committees identify the committees and describe their function

The Company has established a Corporate Governance Committee for the purposes of considering and making recommendations to the Board of Directors concerning appropriate governance policies to guide the Company, its officers and directors.

22

Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the board satisfies itself that the board, its committees, and its individual directors are performing effectively.

The Company at this time has not carried out an assessment of the board, its committees and individual directors. It is the intention of the board to implement a system of assessment but this has not yet been implemented.

EXHIBIT 1

CODE OF CONDUCT

A Commitment to Ethical Business Conduct

  1

Introduction

  2

Purpose of Code

  3

Application of Code

  4

Health & Safety

  5

Respect for Kimber Personnel

  6

Respect for Local Peoples

  7

Compliance with the Law

  8

Facilitation Payments

  9

Entertainment and Gifts

10

Selection of Suppliers and Contractors

11

Financial Records

12

Conflicts of Interest

13

Outside Activities

14

Trading in Securities of Kimber

15

Confidential Information

16

Use of Corporate Facilities, Equipment, Supplies, Information and Opportunities

17

Hiring of Relatives

18

Reporting Illegal or Unethical Behaviour

19

Compliance with Corporate Policies

1

Introduction

Kimber Resources Inc. (“Kimber”) expects all directors, officers and employees of Kimber and its subsidiaries (collectively the “Company” and all such directors, officers and employees collectively “Kimber personnel”) to adhere to a high standard of personal and professional integrity and to avoid any conduct that might reflect unfavourably upon Kimber personnel or upon the Company.

The Company’s reputation will be a direct result of the integrity and competence of the people who conduct its business.  Every Company director, officer and employee is a representative of the Company in his or her relationship with others including suppliers, contractors, customers, other employees, governments, investors, competitors, and the general public.  The Company’s business goals are important and demanding, but they must be achieved honestly and ethically.

With these qualifications in mind, the Board of Directors of Kimber has adopted this Code of Conduct which sets forth the standards of behaviour which the Company requires of Kimber personnel.

Directors, officers and employees are encouraged to discuss the application of this Code to specific circumstances, and are required to report any contravention of the Code to the President or the Secretary of Kimber.

2

Purpose of the Code

This Code is to inform Kimber personnel of the ethical and business standards that the Company requires Kimber personnel to adhere to.  It also covers procedures to be followed when there is uncertainty as to the right way to behave.  While this Code covers the majority of circumstances individuals are likely to encounter, it cannot and does not attempt to provide a set of instructions for every situation.  There is no substitute for Kimber personnel having a well-developed sense of right and wrong.

3

Application of the Code

The provisions of this Code are mandatory and apply to Kimber, its subsidiaries, all Kimber personnel and to joint-ventures managed by the Company.

Subsidiary companies are expected to adopt the Code and to disseminate its provisions to their employees.  It will be the responsibility of the Chief Executive Officer of any subsidiary company to ensure that the provisions of this Code are complied with by that subsidiary and its directors, officers and employees.  Compliance is expected under all circumstances.  All Kimber personnel who have executive or managerial responsibilities are expected to ensure that the provisions of this Code are communicated to all employees reporting to him or her and must report any contravention of this Code promptly to the President or Secretary of Kimber.  The Code affirms in specific terms the Company’s commitment to uphold high moral and ethical standards and sets out basic behavioral standards required of those conducting its business.

Overzealousness, good intentions the seeking of legal advice on anything other than a timely basis will not excuse violations of this Code.  While the Company’s activities are subject to a variety of laws, legal standards and customs in the jurisdictions in which it operates, the Board of Directors of Kimber believes that honesty, integrity and fairness are the essential standards to be observed.

Actions, or failure to act, in contravention of the Code will be considered as unauthorized and outside the course of employment and will be subject to disciplinary actions, which may include dismissal for cause.  The Company will not indemnify Kimber personnel for their costs which arise out of such conduct.

4

Health and Safety

All Kimber personnel will give the highest priority to the health and safety of their fellow employees, those who work with them, and the general public. The Company’s approach to health and safety is governed by the Company’s Occupational Health & Safety Policy and the committee of the Board of Directors of Kimber charged with that responsibility.

5

Respect for Kimber Personnel

The Company and its management and supervisory personnel will treat all Kimber personnel with respect, regardless of their race, national origin, religion, gender, sexual orientation, or any disability.  No abusive or harassing conduct, including unwelcome sexual advances, will be tolerated.

6

Respect for Local Peoples

The Company, its management, and employees will treat the communities within which it operates, their people and their culture, with respect, and the well-being of those peoples will be a principal concern of the Company. The Company will work with the people of the communities in which it operates towards a mutually beneficial relationship.

7

Compliance with the Law

Kimber personnel will comply with all legal requirements applicable to the Company’s business.  Agreements or arrangements need not necessarily be in writing for contravention to be inferred from the conduct of the parties.  If this Code does not cover a particular situation or if the application or interpretation of a local law is uncertain, or in circumstances where the proper course of ethical conduct is unclear, Kimber personnel should seek the assistance of their superior or, if a director, from the Board of Directors of Kimber who or which, if necessary, should seek competent legal advice from either a lawyer retained by such superior or Board of Directors or from Kimber’s counsel.  If there is not sufficient time to obtain such advice, Kimber personnel should conduct themselves in a manner they would not hesitate to have fully and publicly disclosed.  Supervisors, on learning of any contravention of this Code, shall take appropriate corrective action.  Ignorance of the law is not a defense.

8

Facilitation Payments

Except in the exceptional circumstances listed below, no unlawful or otherwise improper payment or gift is to be made or offered with a view to assisting Kimber to obtain or retain business, to affect the enactment or enforcement of any laws, or otherwise to obtain favours.

In some countries, public officials may expect “facilitating payments” for performing routine functions.  Such payments are illegal and Kimber personnel may not make them. The only exceptions are “facilitating payments” made to expedite or secure performance by a foreign public official of any act of a routine nature that is part of that person’s duties or functions, provided that such payment may not be made to influence a decision to award new business or to continue doing business with a particular party. Examples of “facilitating payments” that may be made in exceptional circumstances are payments for:

a)

passage at a police road block where payment is required to continue a journey;

b)

issuance of a permit, licence or other  document to qualify a person to do work;

c)

processing of official documents;

d)

provision of services normally offered to the public; and

e)

provision of services normally provided to the public such as police protection, loading/unloading of cargo, protection of commodities from deterioration or scheduling of inspections related to contract performance or transit of goods.

If Kimber personnel are required to make any facilitating payment to a public official, the payment and the circumstances must be documented in a written report, which must be delivered to the President of Kimber or its legal counsel.

9

Entertainment and Gifts

Kimber personnel shall not offer, or furnish on behalf of the Company, extravagant gifts or excessive entertainment or benefits to others.

Modest gifts, reasonable entertainment and other courtesies may be extended by appropriate Kimber personnel to persons or entities doing business or otherwise having dealings with the Company.

No gift or entertainment should be of such value as to constitute a real personal enrichment of the recipient.  Public scrutiny of the gift, entertainment or courtesy should not be embarrassing or reflect unfavourably upon the Company or the recipient.

10

Selection of Suppliers and Contractors

Kimber personnel are required to select and deal with suppliers, customers and others doing or seeking to do business with the Company in a completely impartial manner, without favour or preference based upon any considerations other than the best interests of the Company.  Kimber personnel must not use their position to obtain personal gain or benefit from other Kimber personnel or from those doing or seeking to do business with the Company.

Kimber personnel must not seek or accept, directly or indirectly, any gifts, payments, services, loans or other benefits from a supplier or other individual or entity that does or seeks to do business with, or is a competitor of, the Company.  This prohibition does not extend to the borrowing on commercial terms from entities in the business of lending and does not prevent Kimber personnel from accepting modest gifts, favours, or entertainment provided the conditions set forth in Section 9 (Entertainment and Gifts) are met.  No gift, favour or entertainment shall be of such nature as might affect, or reasonably be thought by others to affect, a person’s judgment or conduct in matters involving the Company.

11

Financial Records

The Company’s books, records and accounts must reflect, in an accurate and timely manner, all of the Company’s transactions fairly and in reasonable detail in accordance with a high standard of integrity and generally accepted accounting principles.

Appropriate records must be kept of all transactions and there are to be no cash funds, bank accounts, investments or other assets which are either not recorded or inadequately recorded on the books of the Company.  No payment is to be approved without reasonable supporting documentation.

Individuals and entities with whom the Company deals may request that commissions, service fees and other payments be remitted to third persons or bank accounts in third countries.  Such payments may be made only if (i) the amount payable does not arise from artificial additions to normal pricing;  (ii)  payment is authorized in writing by the individual or entity earning the commission; fee or other payment;  (iii)  payment is made to the same individual or entity to which it is owed or to an affiliate under common ownership, (iv)  payment will not knowingly violate applicable law and (v) the payment is fully recorded.

Frank disclosure is to be made to all reasonable enquiries by Kimber’s auditors and legal advisors.

12

Conflicts of Interest

Although Kimber personnel are entitled to privacy in their personal affairs, they  have a duty to manage their outside interests, activities and influences so that they do not impair the exercise of their independent judgment, fiduciary responsibility, initiative or efficiency in acting for the Company, or expose themselves and/or the Company to legal liability or public criticism.

All Kimber personnel shall disclose promptly and in writing any personal situation or transaction which is or may be in conflict with the intent of this Code. Disclosure shall be made to the President or Secretary of the Kimber.  The President or Secretary shall determine what action, if any, should be taken by such Kimber personnel and shall recommend that action in writing.

If a conflict exists, and there is no failure of good faith on the part of Kimber personnel, it will be the Company’s policy to allow a reasonable amount of time for them to correct the situation in order to prevent undue hardship or loss to them.  Decisions in this regard shall, however, be within the sole discretion of the Company’s management, whose first concern must be the interests of the Company.

Potential conflicts of interest are so varied that it is impracticable to establish universal criteria in this Code as to what constitutes a prohibited conflict of interest.

Set forth below are some of the more common situations which involve a conflict of interest and which Kimber personnel should avoid unless prior written approval has been obtained from the President or Secretary of Kimber or the Chief Executive Officer of any of its subsidiaries; which approval shall only be given if, in the reasonable opinion of such officer, it will not result in a detriment to the Company.

-

a partnership, profit sharing arrangement, creditor/debtor relationship with any company or individual having a business relationship with the Company;

-

any Kimber personnel or member of their immediate family serving as an agent, representative, director, officer, or employee of, or consultant to, any company (other than a subsidiary of Kimber) or individual having a business relationship with the Company;

-

the acceptance of any loan or other financial benefit from any company or individual having a business relationship with the Company (other than borrowing on commercial terms from entities in the business of lending).

-

the holding, directly or by a member of Kimber personnel’s immediate family, of a substantial financial interest in any business entity that does or seeks to do business with, or is in competition with the Company (a substantial financial interest will be presumed where ownership is in excess of 1% in a company traded on a stock exchange and the investment constitutes more than 5% of such member of Kimber personnel’s total assets or where an ownership interest in any other business contributes more than 10 % of the annual income of the Kimber personnel and his or her immediate family.)  The above does not apply to companies used by staff members to sell their personal services to the Company.

13

Outside Activities

The Company commends part-time participation by Kimber personnel in  public service and management will, whenever applicable, approve and support such activity.  Kimber personnel should, however, ensure that they do not participate in organizations or groups whose objectives are opposed to those of the Company.  They should obtain approval of management before assuming any office or directorship or participating in any activity that would tend to deprive the Company of the time and attention required of the Kimber personnel to perform his or her duties to the Company properly.

14

Trading in Securities of Kimber

Kimber personnel are encouraged to invest in Kimber’s shares.  Kimber personnel and members of their immediate families, however, must avoid trading in shares of Kimber or of any company in a “special relationship” with the Company, when in possession of confidential material information which, if generally available, would reasonably be expected to have a significant effect on the market price or value of Kimber’s shares or the shares of the company in a special relationship with the Company.  Such activity is self-evidently unethical, and in many jurisdictions, illegal.

Kimber personnel shall not purchase or sell securities of Kimber while in possession of material information concerning the Company or a company in a “special relationship” with the Company that has not previously been disclosed to the public, nor, except in the necessary course of business, shall Kimber personnel inform any individual or entity of any such material information (see Kimber’s Insider Trading Policy).

Specific confidential information that could be material would include information concerning a significant mineral discovery, drill results, economic appraisal, unpublished sales or earnings figures, a stock split, proposed merger or acquisition, a change in dividend policy, a technical advance of unusually economic significance, or any other information, favourable or unfavourable, which has not been generally disclosed, to the investing public for at least one full trading day and which, when disclosed, would reasonably be expected to affect the market price or value of Kimber’s shares.

A company is deemed to be in a “special relationship” with the Company if the Company owns directly or indirectly 10% or more of the shares of that company, is proposing to make a take-over bid for that company, become a party to a reorganization, amalgamation, merger, arrangement or similar business combination with that company, or acquire a substantial portion of that company’s property.

Securities laws in the various jurisdictions are complex and diverse and quasi-criminal and civil sanctions are imposed upon those who breach such laws.  Kimber personnel should consult Kimber’s legal counsel or legal staff of the local business unit if there is any question as to the application or interpretation of the law relating to insider trading.

These provisions shall also apply to trading in shares of any publicly traded subsidiary or affiliated company of Kimber.

15

Confidential Information

Unless previously published, the Company’s technical, commercial, and financial information is proprietary and confidential and Kimber personnel are prohibited from revealing such information, except where disclosure is deemed to be in the best interest of the Company, without proper authorization.  Much of this information, including technical data such as drill results, commercial information such as negotiations which are in progress, and other information which could affect Kimber’s share price, must not be revealed under any circumstances until it has become public knowledge.

Kimber personnel must not disclose to the Company any proprietary information or trade secrets of any former employer or other person or entity with whom obligations of confidentiality exist.  Similarly, they have a continuing obligation to protect confidential information after their employment or other business relationship with the Company has terminated.

16

Use of Corporate Facilities, Equipment, Supplies, Information and Opportunities

Kimber personnel’s access to Company facilities, equipment and supplies is made solely so that they may be used within the limits of his or her authority for the advancement of the Company’s business and not otherwise. The Company has valuable resources in the form of tangible assets such as materials, supplies and equipment and intangible assets such as services, computer systems and confidential information which are for use in the Company’s business.  Except for the occasional and reasonable use of the Company’s office equipment, Kimber personnel must not make personal use of corporate information or assets without prior approval of their superior.

If a corporate opportunity related to the Company’s business becomes available to any member of Kimber personnel, either directly or indirectly, such Kimber personnel may not accept such corporate opportunity for his or her own account or directly or indirectly offer such corporate opportunity to any other person in each case without first offering such corporate opportunity in writing to the Company (to the attention of the President of Kimber).  The Company shall communicate its decision as to whether or not it intends to accept the corporate opportunity by written notice to such Kimber personnel.  Only if the Company declines such corporate opportunity in writing are such Kimber personnel permitted to offer such corporate opportunity to a third party and only on the same terms and conditions on which it was presented to the Company.

17

Hiring of Relatives

Where an individual being engaged is qualified to perform the tasks required to be performed, the Company does not object to relatives of Kimber personnel being hired or retained by the Company, provided that:

i)

one relative is not the immediate supervisor of the other;

ii)

the terms of engagement are no more generous than terms which could be obtained from an independent third party; and

iii)

the approving of invoices or the setting of salaries is not by a relative of the person hired.

18

Reporting Illegal or Unethical Behaviour (Whistle Blowing)

.

Kimber personnel who report any illegal or unethical behaviour in relation to the affairs of the Company will not suffer any reprisals or victimization.

Kimber personnel who observe or become aware of an actual or potential departure from this Code of Conduct, or of any actual or potential violation of any law or regulation in relation to the affairs of the Company, whether committed by an employee or others, are encouraged to report such action to his or her supervisor.  The supervisor will report the incident to the President or the Secretary of Kimber along with a written account of the action he or she has taken or proposes to take to correct the infraction.

The Company prohibits any Kimber personnel from retaliating or taking adverse action against anyone for reporting suspected conduct violations. The Company assures all Kimber personnel who raise any concerns in good faith and reasonably believe them to be true, that they will be protected from possible reprisals or victimization.

19

Compliance with Corporate Policies

Kimber personnel have an obligation to comply with all of Kimber’s corporate policies in effect from time to time.

Actions, or failure to act, contrary to the provisions of any corporate policy in effect at the relevant time will be considered as unauthorized and outside the course of employment and will be subject to disciplinary actions, which may include dismissal for cause.

Kimber personnel may at any time obtain a copy of any corporate policy in effect at such time free of charge upon request to the Secretary of Kimber Resources Inc.

EXHIBIT 2

COMPENSATION COMMITTEE OF THE BOARD OF DIRECTORS

Mandate

As the Company moves forward and shareholder value is increased it is important that the Directors and officers of the Company be reasonably compensated for their efforts in the context of the market for their services and the financial strength of the Company. It is proposed that a Compensation Committee of the Board be established for the purposes of:

1.

considering alternative types of compensation for the Directors and Officers of the Company and making recommendations to the Board for the establishment of appropriate compensation plans, strategies and policies;

2.

considering appropriate levels of compensation for the Directors and Officers of the Company and making recommendations to the Board as to the remuneration and other compensation to be provided to the Directors, the President and the other Officers of the Company;

3.

reviewing personnel policies and benefit plans available to the employees of the Company and making recommendations to the Board; and

4.

carrying out periodic performance assessments of the President.

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